Exhibit 99.8

THOMSON REUTERS® LUMI

USER GUIDE – VIRTUAL MEETING

PLEASE READ CAREFULLY

To start

This year's annual and special meeting of shareholders of Thomson Reuters Corporation will be held virtually on Wednesday, June 14, 2023, at 12:00 p.m. (Eastern Daylight Time). You will be able to participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live audio webcast of the meeting, submit or ask questions during the meeting and vote in real time, provided that you are connected to the Internet. Questions may be typed or asked by phone (as described on the next page).

As usual, you may also provide voting instructions before the meeting by completing the proxy or voting information form that has been provided to you. Please refer to the "Voting Information and How to Attend" section of the circular for further details.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as a proxyholder may virtually attend as guests but will not be able to vote or submit or ask questions during the meeting.

If you are a non-registered holder and wish to attend, submit or ask questions and vote at the meeting, you should carefully follow the instructions set out on your voting information form and in the circular in order to appoint and register yourself as a proxyholder. If you are a non-registered shareholder located in the United States, you also need to obtain a valid legal proxy from your intermediary. Please see the "Voting Information and How to Attend" section of the circular for details.

To participate online

1. Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.
Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting to the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

2. Non-registered shareholders who wish to appoint themselves as proxyholder and non-registered/registered shareholders who wish to appoint another person as proxyholder MUST register the proxyholder at www.computershare.com/ThomsonReuters. Failure to do so will result in the appointee not receiving a username that's required to submit or ask questions or vote at the meeting.
Using your smartphone, tablet or computer, go to the following address:

Meeting Access

www.tr.com/agm2023

You will need the following information to log in:

Meeting ID	Password
451-573-659	tri2023

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxyholder

The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxyholder: Select "I have a login".
Guests: Select "I am a guest" and fill in the form.

You will be able to log into the site from 11:00 a.m. (Eastern Daylight Time) on June 14, 2023. We recommend that you log in at least 15 minutes before the meeting starts at 12:00 p.m. (Eastern Daylight Time).



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I have a login
I am a guest
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Registered Shareholders
Enter the control number listed on your form of proxy or e-mail notification as your username and the password above.

Appointed Proxyholder
Enter the control number or username provided by the transfer agent, provided your appointment has been registered, and the password above.



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Username
Password
LOGIN
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To watch the live audio meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the meeting has started. Once logged in, you will see the home page, where you can access the meeting information, documents and the audio broadcast. Voting Questions Once voting has opened, the voting tab will appear. Only registered shareholders or appointed The resolutions and voting choices will be displayed proxyholders may ask questions during the meeting. in that tab. To vote, select one of To ask a question, select the messaging tab. the voting options. Type your question within the box at the top Your choice will be of the screen and click the send arrow. highlighted. To ask a question verbally instead, send your phone A confirmation number and subject in the messaging tab. The Lumi message will also platform will dial you in the conference. Please mute appear to show your your computer and listen to the meeting on your vote has been phone only. This will prevent any delay or feedback received. from occurring. When called upon to ask your question, you will be unmuted. The items of business Questions sent via the Lumi AGM online platform for which you have will be moderated before being sent to the voted, or not yet voted, Chairman. is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. If you wish to cancel your vote, please press Cancel. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. Please ensure that you are connected to the Internet at all times to be able to vote. If you are not connected, your vote will not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. www.lumiglobal.com